February 8, 2021

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On November 13, 2020, Northern Lights Fund Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Navigator Tactical U.S. Allocation Fund and Navigator Tactical Investment Grade Bond Fund (each a “Fund” and collectively the “Funds”).

The Trust has revised the disclosure in the Funds’ prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on December 29, 2020. On February 5, 2021, you provided additional comments. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

1.	Comment: With respect to Comment 2 on the Registrant’s previous response letter, please revise the Navigator Tactical U.S. Allocation Fund’s 80% policy to specify how the securities the Fund invests in for purposes of its 80% policy are economically tied to the U.S.

Response: The Registrant respectfully declines to revise the disclosure in question and notes that many funds that include U.S. in their name simply state that they will invest in domestic securities for the purposes of complying with their 80% investment policy.

2.	Comment: Please review the Registration Statement and define the term “ETF” upon first use.

Response: The Registrant has revised the disclosure as requested.

3.	Comment: In the Funds’ Item 10 disclosure, please add the month and year that each portfolio manager began managing the Fund.

Response: The Registrant has revised the disclosure as requested.

4.	Comment: With respect to Comment 17 on the Registrant’s previous response letter, please revise the Navigator Tactical Investment Grade Bond Fund’s 80% policy to clarify that the Fund will invest in “bonds” rather than just “fixed income” for purposes of satisfying its 80% policy.

Response: The Registrant has revised the disclosure in question as follows (italics added to indicate revised disclosure):

In seeking to achieve its investment objective, the Fund will invest, under normal circumstances, at least 80% of its assets, defined as net assets plus the amount of any borrowings for investment purposes, in long and/or short positions in investment grade bonds or fixed income securities ("80% investment policy").  For purposes of the 80% investment policy, the Fund defines bonds or fixed income securities as including (i) bills, (ii) notes, (iii) structured notes, (iv) bonds, (v) preferred stocks, (vi) any other debt or debt-related securities of any maturities, whether issued by U.S. or non-U.S. governments, agencies or instrumentalities thereof or corporate entities, and having fixed, variable, floating or inverse floating rates, (vii) fixed income derivatives including options, financial futures, options on futures and swaps, and (viii) underlying funds (defined below) that invest primarily in fixed income securities, or (ix) other evidences of indebtedness.

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If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser